Mail Stop 6010
Via Facsimile and U.S. Mail

November 16, 2006

Mr. Robert L. Butchofsky
President and Chief Executive Officer
QLT Inc.
887 Great Northern Way
Vancouver, B.C., Canada V5T 4T5

      Re: **QLT Inc.**
           Form 10-K for fiscal year ended December 31, 2005
           File No. 0-17082

Dear Mr. Butchofsky:

      We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           Kevin Woody
           Accounting Branch Chief